CHINA JO-JO DRUGSTORES, INC.

Hai Wai Hai Tongxin Mansion Floor 6,

Gong Shu District, Hangzhou City

Zhejiang Province, People’s Republic of China, 310008

January 30, 2019

Via Edgar

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Attn: Joe McCann & Christine Westbrook

Re:	China Jo-Jo Drugstores, Inc.
Registration Statement on Form S-3
Filed October 26, 2018
File No. 333-228017

Ladies and Gentlemen:

China Jo-Jo Drugstores, Inc., a Nevada corporation (the “Company”), pursuant to Rule 477, hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Company’s registration statement on Form S-3 together with all exhibits thereto (File No. 333-228017), initially filed on October 26, 2018 (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.  We are requesting withdrawal of the Registration Statement because we have determined that the Company does not meet the conditions to use Form S-3 set forth in General Instruction 1A(3)(b).  The Registration Statement was never declared effective and no securities were offered or sold pursuant to the Registration Statement.

Furthermore, the Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Company receives notice from the SEC that this application will not be granted.

If you have any questions or require further information regarding this application, please contact our counsel, Elizabeth F. Chen, Esq. at Pryor Cashman LLP at 212-326-0199.

Sincerely,

/s/ Ming Zhao
Ming Zhao
Chief Financial Officer